PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 5, 1999)

                                  $150,000,000

                                  [LOGO]

                          MEDIUM-TERM NOTES, SERIES B
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

                                 --------------

We plan to offer and sell Notes with various terms, including the following:

    - Ranking as senior indebtedness of the Corporation

    - Stated maturities of 9 months or more from date of issue

    - Redemption or repayment provisions, if applicable, whether mandatory or at the option of the Corporation or Noteholders

    - Payments in U.S. dollars

    - Minimum denominations of $1,000

    - Book-entry (through The Depository Trust Company) or certificated form

    - Interest will accrue at fixed rates

    - Interest payments on each March 1 and September 1

    We will specify the final terms for each Note, which may be different from the terms described in this prospectus supplement, in the applicable pricing supplement.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus or any pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                                             PROCEEDS BEFORE
                                     PUBLIC OFFERING        AGENTS' DISCOUNTS                  EXPENSES TO
                                          PRICE              AND COMMISSIONS                 THE CORPORATION
Per Note..........................         100%               .125% - .750%                 99.875% - 99.250%
Total (1).........................     $150,000,000       $187,500 - $1,125,000        $149,812,500 - $148,875,000

(1) Or the equivalent thereof in one or more foreign currencies.

    We may sell Notes to the Agents as principal for resale at varying or fixed offering prices or through the Agents as agent using their reasonable best efforts on our behalf. We may also sell Notes without the assistance of the Agents (whether acting as principal or as agent). If we sell other securities referred to in the accompanying prospectus, the aggregate initial offering price of Notes that we may offer and sell under this prospectus supplement is subject to reduction.

                              -------------------

MERRILL LYNCH & CO.

         LEHMAN BROTHERS

                  J.P. MORGAN & CO.

                           MORGAN STANLEY DEAN WITTER

                              -------------------

          The date of this prospectus supplement is February 5, 1999.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT AND THE PROSPECTUS IS AN OFFER TO SELL ONLY THE NOTES OFFERED HEREBY AND THEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS IS CURRENT ONLY AS OF THE DATE HEREOF OR THEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT
                                                                            PAGE

Thomas & Betts Corporation................................................  S-3
Recent Developments.......................................................  S-4
Use of Proceeds...........................................................  S-5
Ratio of Earnings to Fixed Charges........................................  S-5

Description of Notes......................................................  S-6

United States Taxation....................................................  S-17

Plan of Distribution......................................................  S-22

Legal Matters.............................................................  S-23

                                   PROSPECTUS

Available Information.....................................................  2

Incorporation of Certain Documents by Reference...........................  2

Use of Proceeds...........................................................  3

Description of Debt Securities............................................  3

Plan of Distribution......................................................  9

Legal Matters.............................................................  10

Experts...................................................................  10

                           THOMAS & BETTS CORPORATION

    The Corporation designs, manufactures and markets, on a global basis, electrical and electronic connectors and components with manufacturing facilities and marketing activities in North America, Europe and the Far East. The Corporation's products are sold worldwide through electrical, electronic and HVAC distributors, mass merchandisers, catalogs and home centers, and directly to original equipment manufacturer ("OEM") markets.

    The Corporation operates in three business segments--Electrical, Electronic OEM and Communications. The Electrical segment includes a broad package of electrical connectors, components and accessories--primarily fasteners, fittings, connectors, boxes and covers, metal framing, grounding and lighting. Electrical construction and maintenance components are sold primarily in North America, and manufactured and assembled at facilities located in the United States, Puerto Rico, Canada and Mexico. The Electronic OEM segment manufactures and markets electronic connectors and components for use in high-speed professional electronics, mobile communications and automotive applications involving miniaturization, surface-mounts, electro-magnetic interference and multiplexing. Electronic components are sold in North America, Europe and Asia, and manufactured at facilities in the United States, Europe, Mexico, Japan and Singapore. The Communications segment manufactures and sells a package of drop-line hardware, connectors, fasteners, fiber optics, grounding and accessories for use in cable television, telecommunications and data communications network applications in the United States, Europe and Canada. The Corporation also produces heaters, heating and ventilation systems and transmission poles and towers for transmission and distribution of electric power which are sold primarily in North America and Europe and manufactured in the United States, Europe and Mexico.

    Selective acquisitions have been made to broaden the Corporation's business worldwide. The Corporation currently is evaluating several acquisition possibilities, and expects to do so from time to time in the future. The Corporation may finance any such acquisitions which it consummates through the issuance of private or public debt or equity, internally generated funds or a combination of the foregoing. Under certain circumstances, the Corporation may become more leveraged as a result of such acquisitions. The Corporation's goal is to finance or refinance any such acquisitions in a manner that will not result in any negative change in the ratings of its debt securities. However, no assurance can be given that the Corporation will be able to meet this goal.

    The Corporation was established in 1898 as a sales agency for electrical wires and raceways and was incorporated in New Jersey in 1917 and reincorporated in Tennessee in May 1996. The Corporation's executive offices are located at 8155 T&B Boulevard, Memphis, Tennessee 38215, telephone number (901) 252-8000.

                              RECENT DEVELOPMENTS

    On February 5, 1999, the Corporation announced its financial results for 1998. Excluding special charges, the Corporation had net earnings in 1998 of $164.5 million, or $2.89 per share, versus its 1997 performance of $162.3 million, or $2.87 per share. The Corporation recorded pretax special charges of $108.5 million in the third quarter primarily for closing and consolidating several facilities, terminating employees at those locations, downsizing administrative functions and writing down idle facilities. That charge had a negative after-tax impact of $77 million, or $1.35 per share, on 1998 net earnings. Including the special charge provision, the Corporation had 1998 net earnings of $87.5 million, or $1.54 per share on a diluted basis.

    The Corporation also incurred $6.2 million of project expenses to begin implementing its cost-reduction plans. Actions implemented in 1998 netted $7.2 million of savings in the year. The Corporation expects to complete its cost-reduction projects by year-end 1999, and anticipates a net pretax benefit from the cost reduction program in 1999 of $26 million. The cost reduction actions are aimed at reducing manufacturing and administrative costs primarily by consolidating operations and relocating production lines to lower-cost facilities.

    Reported 1998 sales were $2,230.4 million, compared to $2,259.5 million in 1997, representing a decrease of 1.3%. The Exemplar/Thomas & Betts Electrical Systems joint venture ("JV") deconsolidation, negative foreign currency shifts and a previously announced, planned phase-out of a large automotive platform reduced reported net sales by $120 million in total. If sales are adjusted for those exceptions, the Corporation's sales would have increased 4.2%.

    For 1998, Electrical sales rose 9.8% and segment earnings grew 8% compared with 1997. Sales of acquisitions, together with solid demand in construction, utility and industrial end markets accounted for the segment's growth. The late-1998 closing of the Kaufel Group Ltd. transaction and higher growth in sales to commercial customers versus industrial markets caused the segment's earnings to increase at a lesser rate than sales.

    Electronic OEM sales in 1998 were 1.9% lower than the prior year if adjusted to exclude the JV deconsolidation, negative foreign currency shifts and a previously announced, planned phase-out of a large automotive platform, and 15.4% lower than the year-earlier period as reported. Electronic OEM 1998 segment earnings declined 5.6% from 1997's level.

    In 1998, Communications sales remained about even with 1997 and full-year segment earnings declined 26.5%. For the full-year, other sales declined 3.1% while earnings rose 14.9%.

    The consolidated gross margin declined year over year due to extra expenses in the 1998 period related to implementing the Corporation(1)s cost-reduction efforts, as well as to a shift in the mix of product sold in each period. The fourth-quarter 1998 gross margin was 30.9%, compared with 1997's 32%. Marketing, general and administrative expenses were a lower percentage of sales in 1998 than in 1997, thus lessening the impact of the lower gross margin on operating margin.

    On January 27, 1999, the Corporation announced a proposed merger with AFC Cable Systems Inc., pending shareholder and regulatory approvals. The Corporation plans to complete this transaction during its first fiscal quarter of 1999.

                                USE OF PROCEEDS

    The Corporation expects to use the net proceeds of the sale of the Notes to repay commercial paper issued by the Corporation within the past year and other short-term borrowings. The commercial paper and other short-term borrowings were issued at interest rates ranging from 4.82% to 5% with maturities on February 10, 1999.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                            YEAR ENDED
                                             ------------------------------------------------------------------------
                                             JANUARY 1, 1995  DECEMBER 31, 1995  DECEMBER 29, 1996  DECEMBER 28, 1997
                                             ---------------  -----------------  -----------------  -----------------
                                                                           (UNAUDITED)
Ratio of Earnings
  to Fixed Charges (5).....................           2.2(1)            4.2(2)             2.6(3)             4.5


                                             JANUARY 3, 1999
                                             ---------------

Ratio of Earnings
  to Fixed Charges (5).....................           2.8(4)

------------------------

(1) Reflects non-recurring pretax charges of $79 million associated with various restructuring activities incurred by the Corporation in the fiscal year ended January 1, 1995. If such charges had not been incurred, the ratio of earnings to fixed charges in such fiscal year would have been 4.1.

(2) Reflects non-recurring pretax charges of $23 million representing restructuring costs and other charges incurred by the Corporation in the fiscal year ended December 31, 1995. If such charges had not been incurred, the ratio of earnings to fixed charges in such fiscal year would have been 4.7.

(3) Reflects non-recurring pretax charges of $97.1 million for merger costs, restructuring costs and other charges in connection with the acquisition of Augat Inc. and initiatives affecting certain other operations of the Corporation incurred in the fiscal year ended December 29, 1996. If such charges had not been incurred, the ratio of earnings to fixed charges in such fiscal year would have been 4.1.

(4) Reflects non-recurring pre-tax charges of $108.5 million representing restructuring costs and special charges incurred by the Corporation in the fiscal year ended January 3, 1999. If such charges had not been incurred, the ratio of earnings to fixed charges would have been 4.6.

(5) In July 1998, the Corporation acquired Telecommunication Devices, Inc. in a transaction accounted for as a pooling of interests. As a result all amounts reflected herein have been restated for all periods presented.

                              DESCRIPTION OF NOTES

    The following description of the particular terms of the Notes (which represent a new series of, and are referred to in the accompanying Prospectus as, the "Debt Securities") supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the Prospectus. This description will apply to the Notes unless otherwise specified in the applicable Pricing Supplement. The particular terms of the Notes offered by this Prospectus Supplement and each Pricing Supplement will be described herein and therein. Certain capitalized terms used herein are defined in the accompanying Prospectus.

GENERAL

    The Notes will be issued under an Indenture, dated as of August 1, 1998 (as supplemented, amended or modified from time to time, the "Indenture"), between the Corporation and The Bank of New York, as Trustee, which is more fully described in the accompanying Prospectus. The following summaries of certain provisions of the Indenture do not purport to be complete, are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms.

    The Debt Securities, including the Notes, will be unsecured obligations of the Corporation and will rank equally with all other unsecured indebtedness of the Corporation and prior to any of its subordinated indebtedness. The Indenture does not limit the aggregate principal amount of Securities that may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Corporation may, from time to time, without the consent of the Holders of the Notes, provide for the issuance of Notes or other Debt Securities under the Indenture in addition to the $150,000,000 aggregate initial offering price of Notes offered hereby.

    The Notes are currently limited to up to $150,000,000 aggregate initial offering price and will be offered on a continuing basis through or to the Agents. The Notes will mature nine months or more from the date of issue (the "Stated Maturity Date"), as selected by the purchaser and agreed to by the Corporation, and may be subject to redemption at the option of the Corporation or repayment at the option of the Holder prior to the Stated Maturity Date upon the terms described in the applicable Pricing Supplement. Each Note will bear interest at a fixed rate, which may be zero in the case of a Note issued at a price representing a substantial discount from the principal amount payable on the Stated Maturity Date (a "Zero-Coupon Note").

    The Notes may be issued as "Original Issue Discount Notes" which are Notes including any Zero-Coupon Note, which provide for an amount less than the principal amount thereof to be due and payable upon acceleration of maturity. In the event of acceleration of maturity of an Original Issue Discount Note, the amount payable to the Holder of such Note will be determined in accordance with the terms of such Note. In addition, a Note issued at a price lower than the principal amount thereof may, for United States federal income tax purposes, be considered to be issued with original issue discount, regardless of the amount payable upon acceleration of maturity. See "United States Taxation--U.S. Holders--Original Issue Discount" in this Prospectus Supplement.

    The Notes will be issued in fully registered book-entry form. The Notes will be issued in U.S. dollar denominations of $1,000 or any integral multiple thereof.

    Transfers or exchanges of interests in Notes issued in book-entry form through the facilities of DTC may be similarly effected through a participating member of DTC. See "--Book-Entry Notes" below. In the event Notes are issued in certificated form, such Notes may be transferred or exchanged at the offices described in "--Payment of Principal, Premium and Interest" below. No service charge will be made for any registration of transfer or exchange of Notes, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Prior to due presentment of any Note for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the person in whose name such
Note is registered as the owner and Holder thereof for all purposes, whether or not such Note may be overdue, and none of the Corporation, the Trustee or any such agent will be affected by notice to the contrary.

    Interest rates offered by the Corporation with respect to the Notes may differ depending upon, among other things, the aggregate principal amount of Notes purchased in any single transaction. Notes with different variable terms other than interest rates may also be offered concurrently to different investors. Interest rates or formulas and other terms of Notes are subject to change by the Corporation from time to time, but no such change will affect any Note theretofore issued or as to which an offer has been accepted by the Corporation.

    The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

PAYMENT OF PRINCIPAL, PREMIUM AND INTEREST

    Each Note will bear interest from the date of issue at the rate per annum stated on the face thereof (which may be zero in the case of a Zero-Coupon Note) until the principal amount thereof is paid or otherwise made available for payment. Unless otherwise specified in the applicable Pricing Supplement, interest on Notes will be payable semi-annually in arrears on March 1 and September 1 of each year to the Holders at the close of business on the preceding February 15 and August 15, whether or not a Business Day each, a "Regular Record Date" with respect to Notes). Interest is also payable on the Maturity Date to the persons to whom the principal of the Notes are payable. Interest on Notes will be computed on the basis of a 360-day year of twelve 30-day months. If any Interest Payment Date or the Maturity Date of a Note falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to the date of such payment on the next succeeding Business Day.

    Payments of principal, premium, if any, and interest, if any, on Notes issued in book-entry form will be made to DTC. See "--Book-Entry Notes" below. In the event Notes are issued in certificated form, principal, premium, if any, and interest, if any, will be payable, the transfer of the Notes will be registrable, and Notes will be exchangeable for Notes bearing identical terms and provisions at the office or agency of the Trustee in The City of New York designated for such purpose, which is currently located at 101 Barclay Street, New York, New York, 10286. Payment of interest, other than interest payable on the Maturity Date, may be made at the option of the Corporation by check mailed to the Holder of the applicable Note at the close of business on the relevant Regular Record Date (as hereinafter defined) or by wire transfer to an account maintained by such Holder, subject to the provisions of the succeeding paragraph. Interest will be payable on each date specified in the applicable Pricing Supplement on which an installment of interest is due and payable (each, an "Interest Payment Date") and on the Maturity Date. If the original issue date of a Note is between a Regular Record Date and an Interest Payment Date, the initial interest payment will be made on the Interest Payment Date following the next succeeding Regular Record Date to the Holder of such Note on such next succeeding Regular Record Date.

    In the case of Notes issued in certificated form, payment of principal, premium, if any, and interest, if any, payable on the Maturity Date for each Note will be made in immediately available funds against presentation of such Note at the aforementioned office or agency of the Trustee, provided that such
Note is presented to the Trustee in time for the Trustee to make such payments in such funds in accordance with its normal procedures. Interest payable on the Maturity Date will be payable to the person to whom the principal of the Note will be paid.

    Interest payments, if any, on a Note will be equal to the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or duly provided for (or from and including the date of issue, if no interest has been paid or duly provided for with respect to such Note) to but excluding the applicable Interest Payment Date or the Maturity Date, as the case may be (each, an "Interest Accrual Period").

REDEMPTION AND REPAYMENT

    If set forth in the applicable Pricing Supplement, the Notes will be subject to redemption by the Corporation on and after the initial redemption date, if any, fixed at the time of sale and set forth in the applicable Pricing Supplement (the "Initial Redemption Date"). If no Initial Redemption Date is indicated with respect to a Note, such Note will not be redeemable prior to the Stated Maturity Date. On and after the Initial Redemption Date with respect to any Note, at the option of the Corporation such Note will be redeemable in whole or in part in increments of the minimum denomination in which Notes may be issued at a redemption price (the "Redemption Price") determined in accordance with the following paragraph, together with any accrued and unpaid interest thereon payable to the date of redemption, on notice given no more than 60 nor less than 30 days prior to the date of redemption.

    The Redemption Price for each Note subject to redemption will initially be equal to a certain percentage (the "Initial Redemption Percentage") of the principal amount of such Note (or, in the case of an Original Issue Discount Note, such portion of the principal amount of such Note as may be specified in the terms thereof) to be redeemed and will decline at each anniversary of the Initial Redemption Date with respect to such Note by a percentage (the "Annual Redemption Percentage Reduction") of the principal amount of such Note (or, in the case of an Original Issue Discount Note, such portion of the principal amount of such Note as may be specified in the terms thereof) to be redeemed until the Redemption Price is 100% of such principal amount (or in the case of an Original Issue Discount Note, such portion of the principal amount). The Initial Redemption Percentage and any Annual Redemption Percentage Reduction with respect to each Note subject to redemption prior to the Stated Maturity Date will be fixed at the time of sale and set forth in the applicable Pricing Supplement.

    If set forth in the applicable Pricing Supplement, the Notes will be subject to repayment at the option of the Holders thereof in accordance with the terms of the Notes on their respective optional repayment dates, if any, fixed at the time of sale and set forth in the applicable Pricing Supplement (each, an "Optional Repayment Date"). If no Optional Repayment Date is indicated with respect to a Note, such Note will not be repayable at the option of the Holder prior to the Stated Maturity Date. On any Optional Repayment Date with respect to any Note, at the option of the Holder thereof such Note will be repayable in whole or in part in increments of the minimum denomination in which such Note may be issued at a price equal to 100% of the principal amount of such Note (or, in the case of an Original Issue Discount Note, such portion of the principal amount of such Note as may be specified in the terms thereof) to be repaid, together with any accrued and unpaid interest thereon payable to the Optional Repayment Date, on notice given by such Holder to the Corporation not more than 60 nor less than 30 days prior to the Optional Repayment Date.

    Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be subject to any sinking fund.

CERTAIN COVENANTS OF THE CORPORATION

    The Indenture contains certain covenants for the benefit of Holders of the Notes. These covenants include, among others, the following:

    LIMITATIONS UPON LIENS. The Indenture provides that neither the Corporation nor any Subsidiary (as defined below) will create, incur, issue or assume any Debt (as defined below) secured by any Lien (as defined below) on any Principal Property (as defined below) now owned or hereafter acquired by the Corporation or any Restricted Subsidiary (as defined below). The Indenture does not permit the Corporation or any Subsidiary to create, incur, issue or assume any Debt secured by any Lien on any shares of stock or Debt now existing or hereafter created or acquired of any Restricted Subsidiary (such shares of stock or

Debt of any Restricted Subsidiary being called "Restricted Securities"), without in any such case effectively providing concurrently with the incurrence, issuance or assumption of such Debt or the grant of any Lien with respect to such Debt that the Notes (together with, if the Corporation so determines, any other Debt of the Corporation or such Subsidiary then existing or thereafter created which is not subordinate to the Notes) will be secured equally and ratably with (or prior to) such secured Debt, so long as such secured Debt is so secured. This restriction will not, however, apply to Debt secured by:

    (i) Liens on any Principal Property or Restricted Securities of the Corporation or any Subsidiary existing on the date of the original issuance by the Corporation of the Notes;

    (ii) Liens on any Principal Property or Restricted Securities of any corporation existing at the time such corporation becomes a Restricted Subsidiary or is merged with or into or consolidated with the Corporation or a Restricted Subsidiary, or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Corporation or a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such corporation becoming a Restricted Subsidiary and not in contemplation of any such merger or consolidation or any such sale, lease or other disposition;

   (iii) Liens on any Principal Property or Restricted Securities of the Corporation or any Subsidiary existing at the time of acquisition thereof (including acquisition through merger or consolidation) or securing the payment of all or any part or the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of or within 360 days after, the acquisition of such Principal Property or Restricted Securities or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction cost thereof;

    (iv) Liens on any Principal Property to secure all or any part of the cost of development, operation, construction, alteration, repair or improvement of all or any part of such Principal Property, or to secure Debt incurred prior to, at the time of or within 360 days after, the completion of such development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost;

    (v) Liens which secure Debt owing by a Subsidiary to the Corporation or to a Restricted Subsidiary;

    (vi) Liens on the property of the Corporation or a Restricted Subsidiary in favor of the United States of America or any State thereof, or any department, agency, instrumentality or political subdivision of the United States of America or any State thereof, (a) securing partial, progress, advance or other payments pursuant to any contract or statute, (b) securing indebtedness incurred to finance all or any part of the purchase price or cost of constructing, installing or improving the property subject to such mortgages including mortgages to secure Debt of the pollution control or industrial revenue bond type, or (c) securing indebtedness issued or guaranteed by the United States of America, any State, any foreign country or any department, agency, instrumentality or political subdivision of any such jurisdiction; and

   (vii) any extension, renewal, substitution or replacement of any of the Liens referred to in paragraphs (i) though (vi) above or the Debt secured thereby.

    Notwithstanding the foregoing, the Indenture provides that the Corporation and any Subsidiary may create, incur, issue or assume Debt secured by a Lien which would otherwise be subject to the foregoing restrictions if the aggregate principal amount of all Debt secured by Liens on Principal Properties and Restricted Securities then outstanding (not including any such Debt secured by Liens permitted to be incurred pursuant to paragraphs (i) through (vii) above) plus Attributable Debt (as defined below) of the Corporation and its Restricted Subsidiaries in respect of sale and leaseback transactions (as defined in "Limitations upon Sales and Leasebacks" below) that would otherwise be subject to the restrictions described below under "Limitations upon Sales and Leasebacks" does not at the time such Debt is incurred exceed an amount equal to 10% of Consolidated Net Assets (as defined below).

    For the purposes of the "Limitations upon Liens" covenant described above, the giving of a guarantee which is secured by a Lien on Principal Property or Restricted Securities, and the creation of a Lien on Principal Property or Restricted Securities to secure Debt which existed prior to the creation of such Lien, will be deemed to involve the creation of Debt in an amount equal to the principal amount guaranteed or secured by such Lien; but the amount of Debt secured by Liens on Principal Properties and Restricted Securities will be computed without cumulating the underlying indebtedness with any guarantee thereof or Lien securing the same.

    LIMITATIONS UPON SALES AND LEASEBACKS. The Indenture provides that neither the Corporation nor any Restricted Subsidiary will enter into any arrangement after the date of the original issuance by the Corporation of the Notes with any bank, insurance company or other lender or investor (other than the Corporation or another Restricted Subsidiary) providing for the leasing by the Corporation or any such Restricted Subsidiary of any Principal Property for a period of more than three years, which was or is owned or leased by the Corporation or a Restricted Subsidiary and which has been or is to be sold or transferred by the Corporation or such Restricted Subsidiary, more than 180 days after the completion of construction and commencement of all operations thereof by the Corporation or such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein referred to as a "sale and leaseback transaction") unless, either:

    (i) the Corporation and its Restricted Subsidiaries would be entitled, pursuant to the provisions described in the "Limitations upon Liens" covenant described above, to incur Debt secured by a Lien on such Principal Property in a principal amount equal to or exceeding the Attributable Debt in respect of such sale and leaseback transaction without equally and ratably securing the Notes; or

    (ii) the Corporation, within 180 days after the sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the net proceeds of such sale or transfer (as determined by any two of the following: the President, any Vice President, the Treasurer and the Controller of the Corporation) to the retirement of Notes or other Funded Debt (as defined below) of the Corporation (other than Funded Debt subordinated to the Notes) or Funded Debt of a Restricted Subsidiary; PROVIDED that the amount to be so applied shall be reduced by (a) the principal amount of Notes delivered within 180 days after such sale or transfer to the Trustee for retirement and cancellation, and (b) the principal amount of any such Funded Debt of the Corporation or a Restricted Subsidiary, other than Notes, voluntarily retired by the Corporation or a Restricted Subsidiary within 180 days after such sale or transfer to the Trustee for retirement and cancellation, excluding in the case of both (a) and (b), retirement pursuant to any mandatory sinking fund payment or any mandatory prepayment provision or by payment at maturity.

    RESTRICTIONS ON FUNDED DEBT OF RESTRICTED SUBSIDIARIES. The Indenture provides that the Corporation will not permit any Restricted Subsidiary to create, incur, issue, assume or guarantee any Funded Debt. This restriction will not apply if:

    (i) the Corporation or such Restricted Subsidiary could create Debt secured by Liens in accordance with the "Limitations upon Liens" covenant described above or enter into a sale and leaseback transaction in accordance with the "Limitations upon Sales and Leasebacks" covenant described above in an amount equal to such Funded Debt, without equally and ratably securing the Notes;

    (ii) such Funded Debt existed on the date of the original issuance by the Corporation of the Notes;

   (iii) such Funded Debt is owed to the Corporation or any Subsidiary;

    (iv) such Funded Debt existed at the time the corporation that issued such Funded Debt became a Restricted Subsidiary, or was merged with or into or consolidated with such Restricted Subsidiary, or at the time of a sale, lease or other disposition or the properties of such corporation as an entirety to such Restricted Subsidiary, or arising thereafter

       (a) otherwise than in connection with the borrowing of money arranged thereafter and

       (b) pursuant to contractual commitments entered into prior to and not in contemplation of such corporation becoming a Restricted Subsidiary and not in contemplation of any such merger or consolidation or any such sale, lease or other disposition;

    (v) such Funded Debt is guaranteed by the Corporation;

    (vi) such Funded Debt is guaranteed by a governmental agency;

   (vii) such Funded Debt is issued, assumed or guaranteed in connection with, or with a view to, compliance by such Restricted Subsidiary with the requirements of any program adopted by any federal, state or local governmental authority and applicable to such Restricted Subsidiary and providing financial or tax benefits to such Restricted Subsidiary which are not available directly to the Corporation;

  (viii) such Funded Debt is issued, assumed or guaranteed to pay all or any part of the purchase price or the construction cost of property or equipment acquired or constructed by a Restricted Subsidiary, provided such Funded Debt is incurred within 360 days after acquisition, completion of construction or commencement of full operation of such property, whichever is later;

    (ix) such Funded Debt is nonrecourse; or

    (x) such Funded Debt is incurred for the purpose of extending, renewing, substituting, replacing or refunding Funded Debt permitted by the foregoing.

    Notwithstanding the foregoing, any Restricted Subsidiary may create, incur, issue, assume or guarantee Funded Debt which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Funded Debt of the Corporation's Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Funded Debt permitted to be incurred pursuant to clauses (i) through (x) above), does not at the time such Funded Debt is incurred exceed an amount equal to 10% of Consolidated Net Assets.

EVENTS OF DEFAULT

    An Event of Default with respect to the Notes is: (a) default in payment of any interest on any Note when due, continued for 30 days; (b) default in payment of principal of (or premium, if any, on) any Note at its Maturity; (c) default in the performance, or breach, of any other covenant of the Corporation in the Indenture for more than 60 days after written notice as provided in the Indenture; (d) an aggregate principal amount exceeding $25,000,000 becoming due prior to maturity, without such acceleration having been rescinded or annulled within 60 days after written notice as provided in the Indenture; (e) default in the deposit of any sinking fund payment when and as due by the terms of the Notes; and (f) certain events of bankruptcy, insolvency or reorganization of the Corporation.

DEFEASANCE AND COVENANT DEFEASANCE

    The provisions of the Indenture relating to defeasance and covenant defeasance (as defined in the accompanying Prospectus) shall apply to the Notes. In addition, covenant defeasance shall apply to the "Limitations upon Liens" covenant, the "Limitations upon Sales and Leasebacks" covenant and the "Restrictions on Funded Debt of Restricted Subsidiaries" covenant described above.

ADDITIONAL PROVISIONS; ADDENDUM

    Any provisions with respect to the Notes, including the Interest Payment Dates, the Maturity Date or any other term relating thereto, may be modified or supplemented as specified under "Additional Provisions" on the face thereof or in an Addendum relating thereto, if so specified on the face thereof. Such provisions will be described in the applicable Pricing Supplement.

ORIGINAL ISSUE DISCOUNT NOTES

    The Corporation may offer Notes ("Original Issue Discount Notes") from time to time that have an Issue Price (as specified in the applicable Pricing Supplement) that is less than 100% of the principal amount thereof (i.e. par) by more than a percentage equal to the product of 0.25% and the number of full years to the Stated Maturity Date. Original Issue Discount Notes may not bear any interest currently or may bear interest at a rate that is below market rates at the time of issuance. The difference between the Issue Price of an Original Issue Discount Note and par is referred to herein as the "Discount." In the event of redemption, repayment or acceleration of maturity of an Original Issue Discount Note, the amount payable to the Holder of such Original Issue Discount Note will be equal to the sum of (i) the Issue Price (increased by any accruals of Discount) and, in the event of any redemption of such Original Issue Discount Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest on such Original Issue Discount Note accrued to the date of such redemption, repayment or acceleration of maturity, as the case may be.

    Unless otherwise specified in the applicable Pricing Supplement, for purposes of determining the amount of Discount that has accrued as of any date on which a redemption, repayment or acceleration of maturity occurs for an Original Issue Discount Note, such Discount will be accrued using a constant yield method. The constant yield will be calculated using (i) a 30-day month, 360-day year convention, (ii) a compounding period that, except for the Initial Period (as hereinafter defined), corresponds to the shortest period between Interest Payment Dates for the applicable Original Issue Discount Note (with ratable accruals within a compounding period), (iii) a coupon rate equal to the initial coupon rate applicable to such Original Issue Discount Note and (iv) an assumption that the maturity of such Original Issue Discount Note will not be accelerated. If the period from the date of issue to the initial Interest Payment Date for an Original Issue Discount Note (the "Initial Period") is shorter than the compounding period for such Original Issue Discount Note, a proportionate amount of the yield for an entire compounding period will be accrued. If the Initial Period is longer than the compounding period, then such compounding period will be divided into a regular compounding period and a short period with the short period being treated as provided in the preceding sentence. The accrual of the applicable Discount may differ from the accrual of original issue discount for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), certain Original Issue Discount Notes may not be treated as having original issue discount within the meaning of the Code, and Notes other than Original Issue Discount Notes may be treated as issued with original issue discount for federal income tax purposes. See "United States Taxation."

BOOK-ENTRY NOTES

    The Notes will be issued in book-entry form represented by one fully registered Note (a "Global Note") which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. The Corporation has established a depositary arrangement with DTC with respect to the Global Note, the terms of which are summarized below. Any additional or differing terms of the depositary arrangement with respect to the Global Note will be described in the applicable Pricing Supplement.

    Upon issuance, all Notes issued in book-entry form of like tenor and terms will be represented by a single Global Note. No Global Note may be transferred except as a whole by a nominee of DTC to DTC or to another nominee of DTC or by DTC or such nominee to a successor of DTC or a nominee of such successor.

    So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee, as the case may be, will be the sole Holder of the Notes issued in book-entry form represented thereby for all purposes under the Indenture. Except as otherwise provided in this section, the actual purchasers (the "Beneficial Owners") of Notes issued in book-entry form represented by the Global Note will not be entitled to receive physical delivery of Notes in certificated form and will not be considered the Holders thereof for any purpose under the Indenture. Accordingly, each Beneficial Owner must rely on the arrangements and procedures of DTC and, if such Beneficial Owner is not a participant of DTC ("Participant"), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Note or the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in a Global Note.

    Unless otherwise specified in the applicable Pricing Supplement, Notes issued in book-entry form represented by a Global Note will be exchangeable for Notes in certificated form of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as DTC for the Global Notes, (ii) DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the Corporation in its sole discretion determines that the Global Notes shall be exchangeable for Notes in certificated form or (iv) there shall have occurred and be continuing an Event of Default under the Indenture with respect to the Notes. Upon any such exchange, Notes in certificated form shall be registered in the names of the Beneficial Owners of the Global Notes representing the Notes issued in book-entry form, which names shall be provided by DTC's relevant Participants (as identified by DTC) to the Trustee.

    The following is based on information furnished by DTC:

        DTC will act as securities depository for the Global Notes. The Global Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Global Note will be issued for each issue of Notes issued in book-entry form, each in the aggregate principal amount of such issue, and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that the Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC ("Direct Participants") include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

        Purchases of Notes issued in book-entry form under DTC's system must be made by or through Direct Participants, which will receive a credit for such Notes on DTC's records. The ownership interest of each Beneficial Owner of each Note issued in book-entry form which is represented by a Global Note is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Note are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Note will not receive Notes in certificated form representing their ownership interests therein, except in the event that use of the book-entry system for the Global Notes is discontinued.

        To facilitate subsequent transfers, all Global Notes representing Notes issued in book-entry form which are deposited with, or on behalf of, DTC will be registered in the name of DTC's nominee, Cede & Co. The deposit of Global Notes with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes representing Notes issued in book-entry form; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners will by governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the Global Notes representing Notes issued in book-entry form. Under its usual procedures, DTC mails an Omnibus Proxy to the Corporation as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

        Principal, premium, if any, or interest, if any, payments on the Global Notes representing Notes issued in book-entry form will be made in immediately available funds to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, or interest, if any, to DTC is the responsibility of the Corporation or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        If applicable, redemption notices shall be sent to Cede & Co. If less than all of the Notes within an issue represented by a Global Note are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        A Beneficial Owner shall give notice of any option to elect to have its Notes issued in book-entry form repaid by the Corporation, through its Participant, to the Trustee, and shall effect delivery of such Notes by causing the Direct Participant to transfer the Participant's interest in the related Global Note, on DTC's records, to the Trustee. The requirement for physical delivery of Notes issued in book-entry form in connection with a demand for repayment will be deemed satisfied when the ownership rights in the related Global Note are transferred by Direct Participants on DTC's records.

        Management of DTC is aware that some computer applications, systems and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed Direct Participants and Indirect Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

        However, DTC's ability to perform properly its services is also dependent upon other parties, including, but not limited to, issuers and their agents, as well as DTC's Direct Participants and Indirect Participants, third party vendors from whom DTC Licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

        According to DTC, the information in the preceding two paragraphs with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

        DTC may discontinue providing its services as securities depository with respect to the Global Notes at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in certificated form are required to be printed and delivered.

        The Corporation may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Notes in certificated form will be printed and delivered.

    The information in this section concerning DTC and DTC's system has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

CERTAIN DEFINITIONS

    "Attributable Debt" means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at the interest rate inherent in such lease (such rate to be determined by any two of the following: the President, any Vice President, the Treasurer and the Controller of the Corporation), compounded annually. The net amount of rent required to be paid under any such lease for any such period should be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, services, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount of rent should include the lesser of (i) the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such amount of rent, as the case may be, and (ii) the amount of such penalty (in which event no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).

    "Consolidated Net Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (ii) appropriate adjustments on account of minority interests of other Persons holding stock of the Corporation's Subsidiaries, all as set forth on the most recent balance sheet of the Corporation and its consolidated Subsidiaries and prepared in accordance with GAAP (as defined below).

    "Consolidated Subsidiary" means, at any date, any Subsidiary or other entity the accounts of which would be consolidated with those of the Corporation in its consolidated financial statements if such statements were prepared as of such date.

    "Debt" means any notes, bonds, debentures, or other similar evidences of indebtedness for money borrowed.

    "Funded Debt" means indebtedness created, assumed or guaranteed by a Person for money borrowed which matures by its terms, or is renewable by the borrower to a date, more than a year after the date of original creation, assumption or guarantee.

    "GAAP" means generally accepted accounting principles as in effect from time to time, applied on a basis consistent (except for changes concurred in by the Corporation's independent public accountants) with the most recent audited consolidated financial statements of the Corporation and its Consolidated Subsidiaries.

    "Lien" means, with respect to any asset, any pledge, mortgage, charge, encumbrance or security interest in respect of such asset; PROVIDED that any transaction (including, without limitation, any sale of accounts receivable) which is treated as a sale of assets under GAAP shall be so treated and any asset which is so sold shall not be deemed subject to a Lien. Pursuant to the Indenture, a contractual grant of a right of set-off does not create a Lien in the absence of an agreement to maintain a balance against which such right may be exercised.

    "Principal Property" means any manufacturing plant or distribution facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned by the Corporation or any Restricted Subsidiary and located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Assets, other than any such manufacturing plant or distribution facility or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) (i) which is financed by industrial development bonds, industrial revenue bonds, pollution control bonds or other similar debt issued or guaranteed by the United States of America or any State thereof, or any department, agency, instrumentality or political subdivision of the United States of America or any State thereof or (ii) which, in the opinion of the Board of Directors of the Corporation as evidenced by a Board Resolution, is not of material importance to the total business conducted by the Corporation and its Subsidiaries, taken as a whole.

    "Restricted Subsidiary" means any Subsidiary of which, at the time of determination, all of the outstanding capital stock (other than directors' qualifying shares) is owned by the Corporation directly or indirectly and which, at the time of determination, is primarily engaged in manufacturing, except a Subsidiary (i) which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States of America, (ii) which is engaged primarily in the finance business including, without limitation thereto, financing the operations of, or the purchase of products which are products of or incorporate products of, the Corporation or its Subsidiaries, or (iii) which is primarily engaged in ownership and development of real estate, construction of buildings, or related activities, or a combination of the foregoing. In the event that there shall at any time be a question as to whether a Subsidiary is primarily engaged in manufacturing or is described in the foregoing clause (i), (ii) or (iii), such matter will be determined for all purposes of the Indenture by a Board Resolution.

    "Subsidiary" means any corporation, association or other business entity of which at the time of determination the Corporation or one or more Subsidiaries owns or controls more than 50% of the shares of voting stock. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, managers or trustees, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

                             UNITED STATES TAXATION

    The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

    As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations) , (iii) an estate income of which is subject to United States federal income taxation regardless of its source, (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding clause (iv), to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons under the "Code" and applicable Treasury regulations thereunder prior to such date, that elect to continue to be treated as United States persons under the Code or applicable Treasury regulations thereunder also will be a U.S. Holder. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. HOLDERS

    PAYMENTS OF INTEREST. Payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

    ORIGINAL ISSUE DISCOUNT. The following summary is a general discussion of the United States federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount ("Discount Notes"). The following summary is based upon final Treasury regulations (the "OID Regulations") under the original issue discount provisions of the Code.

    For United States federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Note providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Note). The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (e.g., Notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (i.e., the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

    Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Note must include original issue discount in income as ordinary interest for United States federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Note is the sum of the daily portions of original issue discount with respect to such Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and
(ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the sum of the issue price of the Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

    A U.S. Holder who purchases a Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Discount Note after the purchase date other than payments of qualified stated interest, will be considered to have purchased the Discount Note at an "acquisition premium". Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Discount Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

    Certain of the Notes (i) may be redeemable at the option of the Corporation prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

    U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions.

    SHORT-TERM NOTES. Notes that have a fixed maturity of one year or less ("Short-Term Notes") will be treated as having been issued with original issue discount. All payments of interest on a Short-Term Note will be included in the stated redemption price at maturity of the Notes. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), reduced by any interest received, through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Note will be deferred until a corresponding amount of income is realized. U.S. Holders who report income for United States federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

    MARKET DISCOUNT. If a U.S. Holder purchases a Note, other than a Discount Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of a Discount Note, for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such market discount is less than a specified de minimis amount.

    Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or
(ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

    A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

    PREMIUM. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, such

U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

    DISPOSITION OF A NOTE. Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing interest not previously included in income) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Such gain or loss generally will be long-term capital gain or loss if the Note were held for more than the applicable holding period. Prospective investors should consult their own tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals, trusts or estates) and losses (the deductibility of which is subject to limitations).

NON-U.S. HOLDERS

    A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Corporation, a controlled foreign corporation related to the Corporation or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. With respect to Notes held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, unless a foreign partnership has entered into a withholding agreement with the IRS, for interest (including OID) and disposition proceeds paid with respect to a Note after December 31, 1999, the foreign partnership will be required (and may be permitted earlier), in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

    Generally, a non-U.S. Holder will not be subject to federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

    The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Corporation or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

    Final regulations dealing with withholding tax on income paid to foreign persons and related matters (the "New Withholding Regulations") were issued by the Treasury Department on October 6, 1997. The New Withholding Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective Non-U.S. Holders are strongly urged to consult their own tax advisors with respect to the New Withholding Regulation.

BACKUP WITHHOLDING

    Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients provided that the Corporation or its paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

    In addition, under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv), in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a United States person.

    In addition, upon the sale of a Note to (or through) the United States office of a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

    Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

    The Notes are being offered on a continuing basis for sale by the Corporation through the Agents, which have agreed to use their reasonable best efforts to solicit purchasers of the Notes. The Corporation will pay an Agent a commission which, depending on the maturity of the Notes, will range from .125% to .750% of the principal amount of any Note sold through such Agent; provided, that commissions with respect to Notes with maturities in excess of 30 years will be negotiated between the Corporation and the applicable Agent at the time of the sale and indicated in the pricing supplement. The Corporation may also sell Notes to one or more Agents, as principal, at a discount from the principal amount thereof. In addition, an Agent may offer the Notes it has purchased as principal to other dealers for resale to investors and other purchasers and may allow all or any portion of the discount received in connection with such purchase from the Corporation to such dealers.

    Unless otherwise specified in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to any agency sale of a Note of identical maturity, and may be resold by such Agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions, at varying prices determined at the time of sale or, if so specified in the applicable Pricing Supplement, at a fixed offering price or may be resold to certain dealers as described above. After the initial public offering of Notes, the offering price (in the case of Notes to be resold on a fixed offering price basis), concession and discount may be changed. The Corporation also may offer and sell Notes directly to purchasers in those jurisdictions where it is permitted to do so. No commission will be allowed or payable on any sales made directly by the Corporation.

    The Corporation reserves the right to withdraw, cancel or modify the offer made hereby without notice and may reject orders in whole or in part whether placed directly by the Corporation or through the Agents. Each Agent will have the right, in its discretion reasonably exercised, to reject any offer to purchase Notes received by it, in whole or in part.

    Unless otherwise specified in the applicable Pricing Supplement, payment of the purchase price of the Notes will be required to be made in immediately available funds in The City of New York on the date of settlement.

    In connection with the offering of Notes purchased by an Agent or Agents as principal on a fixed price basis, the Agents are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Agents create a short position in the Notes in connection with the offering, i.e., if they sell Notes in an aggregate principal amount exceeding that set forth on the cover page of this Prospectus Supplement, the Agents may reduce that short position by purchasing Notes in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Corporation nor any of the Agents makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Corporation nor any of the Agents makes any representation that the Agents will engage in any such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The Agents may from time to time purchase and sell Notes in the secondary market, but they are not obligated to do so, and there can be no assurance that there will be a secondary market for the Notes or liquidity in the secondary market if one develops. From time to time, the Agents may make a market in the Notes, but may discontinue any market making activity without notice.

    The Agents may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. The Corporation has agreed to indemnify the Agents against certain liabilities, including liabilities under such Act, or to contribute to payments the Agents may be required to make in respect thereof. The Corporation has agreed to reimburse the Agents for certain expenses.

    Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated have in the past acted as financial advisor to the Corporation and received customary compensation therefor. Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), an affiliate of J.P. Morgan Securities Inc., is acting as the lead agent and a member of the bank syndicate under the Corporation's revolving credit facility. The Corporation has other customary banking relationships with Morgan Guaranty, all in the ordinary course of business.

                                 LEGAL MATTERS

    The legality of the Notes will be passed upon for the Corporation by Penelope Y. Turnbow, Assistant Secretary and Corporate Counsel of the Corporation and by Brown & Wood LLP for the Agents.

                                                                      PROSPECTUS
                                                                      ----------

                                  [LOGO]

    By this Prospectus, we may offer up to
    $600,000,000 DEBT SECURITIES
    from time to time.

       We will provide the specific terms of each series or issue of the Debt Securities in a supplement to this prospectus, including the aggregate principal amount, denomination, purchase price, currency, rate and time of payment of interest, any other terms of a specific series of Debt Securities, net proceeds we receive and the plan of distribution. You should read this prospectus and the supplements carefully before you invest.

    THE DEBT SECURITIES HAVE NOT BEEN APPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is dated February 5, 1999.

                             AVAILABLE INFORMATION

    Thomas & Betts Corporation (the "Corporation") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Corporation with the Commission can be inspected, and copies may be obtained at prescribed rates, at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and New York Regional Office, 7 World Trade Center, New York, New York 10048. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Such material can also be accessed electronically by means of the Commissions home page on the Internet at http://www.sec.gov. and inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, herein referred to as the "Registration Statement") filed by the Corporation under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Corporation and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission in accordance with the provisions of the Exchange Act are incorporated herein by reference and made a part hereof.

1. The Corporation's Annual Report on Form 10-K for the fiscal year ended December 28, 1997 filed March 19, 1998.

2. The Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 5, 1998, filed May 20, 1998.

3. The Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 5, 1998, filed August 19, 1998.

4. The Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 1998, filed November 17, 1998.

5. The Corporation's Current Reports on Form 8-K dated February 5, 1998, February 10, 1998, May 7, 1998, July 30, 1998, January 27, 1999 and February 5, 1999 and filed February 10, 1998, February 19, 1998, May 7, 1998, July 30, 1998, February 1, 1999 and February 5, 1999, respectively.

    All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Corporation will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus, without exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Jerry Kronenberg, Corporate Secretary, Thomas & Betts Corporation, 8155 T&B Boulevard, Memphis, Tennessee 38125 or by telephone at (901) 252-8000.

                                USE OF PROCEEDS

    Unless otherwise set forth in a Prospectus Supplement, the net proceeds from the sale of any debt securities offered pursuant to this Prospectus and any Prospectus Supplement ("Debt Securities") will be added to the general funds of the Corporation and used for general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

    The discussion that follows is a summary and does not purport to be complete. The summary includes descriptions of the material terms of the Indenture (defined herein) and the Debt Securities, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. For the Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement, this summary will be qualified in its entirety by the detailed information appearing in such Prospectus Supplement, as well as by the form of the Debt Securities of each series offered thereby and the Indenture. This summary makes use of terms defined in and is qualified in its entirety by reference to the Indenture.

    Except as otherwise indicated below or as described in the applicable Prospectus Supplement, the following summary will apply to the Debt Securities and the Indenture. Additional provisions with respect to the Indenture and the Debt Securities relating to any particular offering of Debt Securities will be described in the applicable Prospectus Supplement. To the extent that any provision in any Prospectus Supplement is inconsistent with any provision of this summary, the provision of such Prospectus Supplement will control.

GENERAL

    The Debt Securities are to be issued under an Indenture, dated as of August 1, 1998 (the "Indenture"), between the Corporation and The Bank of New York as trustee (the "Trustee"). The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder in one or more series.

    The Debt Securities will be unsecured obligations of the Corporation and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation.

    The Indenture does not contain any debt covenants or provisions which would afford the holders of the Debt Securities protection in the event of a highly leveraged transaction.

    Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities for the following terms of such Debt Securities:

     (1) the title of such Debt Securities and the series in which such Debt Securities will be included;

     (2) the authorized denominations and aggregate principal amount of such Debt Securities;

     (3) whether the Debt Securities are to be issuable in global or certificated form;

     (4) the date or dates on which such Debt Securities will mature;

     (5) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any, and if such rate is variable, the manner of calculation thereof and the date from which interest will accrue;

     (6) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities shall be payable;

     (7) the dates on which such interest will be payable and the corresponding record dates;

     (8) any mandatory or optional sinking fund or purchase fund or analogous provisions;

     (9) the terms and conditions upon which such Debt Securities may be redeemed, if any, and any redemption price;

    (10) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section
         5.02 of the Indenture;

    (11) provisions, if any, for the defeasance of such Debt Securities;

    (12) the currency in which payments of principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable;

    (13) whether Additional Amounts are payable with respect to any Debt Securities;

    (14) any additional Events of Default or covenants applicable to such series; and

    (15) any other terms of such series (which terms shall not be inconsistent with the Indenture). (Indenture, Section 3.01)

    If a Prospectus Supplement specifies that a series of Debt Securities is denominated in a currency or currency unit other than United States dollars, such Prospectus Supplement shall also specify the denomination in which such Debt Securities will be issued and the currency in which the principal, premium, if any, and interest, if any, on such Debt Securities will be payable, which may be United States dollars based upon the exchange rate for such other currency unit existing on or about the time a payment is due. (Indenture, Section 3.01)

    Unless otherwise indicated in the Prospectus Supplement relating thereto, all outstanding Debt Securities will be exchangeable and transfers thereof will be registrable, and principal of, premium, if any, and interest, if any, on all Debt Securities will be payable, at the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286; provided that payment of interest may, at the option of the Corporation, be made by check mailed to the address of the person entitled thereto as it appears in the Security Register or by transfer to an account maintained by the payee with a bank located in the United States. (Indenture, Sections 3.01, 3.07 and 10.02)

    Unless otherwise indicated in the Prospectus Supplement relating thereto, all Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiples thereof. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Indenture, Section 3.05) The Indenture provides that the Debt Securities may be issuable in permanent global form. (Indenture, Section 2.03)

    The Corporation's right and the rights of its creditors, including the Holders of any Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiarys creditors, except to the extent that the Corporation may itself be a creditor with recognized claims against such subsidiary. The Indenture does not limit the amount of secured or unsecured indebtedness which may be incurred by the Corporation or its subsidiaries.

    Some of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount.

    Certain federal income tax consequences and special considerations applicable to any such securities will be described in the applicable Prospectus Supplement.

BOOK-ENTRY PROCEDURES

    Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will be subject to the provisions described below. Upon issuance, each series of Debt Securities will be represented by one or more fully registered global certificates. Each global note will be deposited with, or on behalf of, the Depository

Trust Company (the "DTC"), and registered in its name or in the name of CEDE & Co. ("Cede"), its nominee. No Holder will be entitled to receive a note in certificated form, except as set forth below.

    DTC has advised the Corporation that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entries, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Holders that are not DTC Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests, in Debt Securities may do so only through DTC Participants. In addition, Holders will receive all distributions of principal and interest from the Trustee through the DTC Participants. Under the rules, regulations and procedures creating and affecting DTC and its operation, DTC is required to make book-entry transfers of Debt Securities among DTC Participants on whose behalf it acts and to receive and transmit distributions of principal of, and interest on, the Debt Securities. Under the book-entry system, Holders may experience some delay in receipt of payments, since such payments will be forwarded by the Trustee to Cede, as nominee for DTC, and DTC in turn will forward the payments to the appropriate DTC Participants.

    Distributions by DTC Participants to Holders will be the responsibility of such DTC Participants and will be made in accordance with customary industry practices. Accordingly, although Holders will not have possession of the Debt Securities, the rules of DTC provide a mechanism by which participants will receive payments and will be able to transfer their interests. Although the DTC Participants are expected to convey the rights represented by their interests in any global security to the related Holders, because DTC can only act on behalf of DTC Participants, the ability of Holders to pledge Debt Securities to persons or entities that are not DTC Participants or to otherwise act with respect to such Debt Securities may be limited due to the lack of physical certificates for such Debt Securities.

    None of the Corporation, the Trustee or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Debt Securities or for supervising or reviewing any records relating to such beneficial ownership interests. Since the only Holder will be Cede, as nominee of DTC, Holders will not be recognized by the Trustee as Holders, as such term is used in the Indenture, and Holders will be permitted to exercise the rights of Holders only indirectly through DTC and DTC Participants. DTC has advised the Corporation that it will take any action permitted to be taken by a Holder under the Indenture and any Prospectus Supplement only at the direction of one or more DTC Participants to whose accounts with DTC the related Debt Securities are credited.

    SAME-DAY SETTLEMENT AND PAYMENT. All payments made by the Corporation to the Trustee will be in immediately available funds and will be passed through to DTC in immediately available funds.

    The Debt Securities will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debt Securities will be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debt Securities.

    CERTIFICATED FORM. The Debt Securities will be issued in fully registered, certificated form to Holders, or their nominees, rather than to DTC or its nominee, only if DTC advises the Trustee in writing that it is no longer willing, able or eligible to discharge properly its responsibilities as depository with respect to the Debt Securities and the Corporation is unable to locate a qualified successor or if the Corporation, at its option, elects to terminate the book-entry system through DTC. In such event, the Trustee will notify all Holders through DTC

Participants of the availability of such certificated Debt Securities. Upon surrender by DTC of the definitive global note representing the series of Debt Securities and receipt of instructions for reregistration, the Trustee will reissue the Debt Securities in certificated form to Holders or their nominees. (Indenture, Section 3.05)

    Debt Securities in certificated form will be freely transferable and exchangeable at the office of the Trustee upon compliance with the requirements set forth in the Indenture. No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge may be required. (Indenture, Section 3.05)

MERGER AND CONSOLIDATION

    The Indenture does not prevent any consolidation or merger of the Corporation with or into any other Person, or successive consolidations or mergers in which the Corporation or its successor or successors may be a party, or any conveyance, transfer or lease of the property of the Corporation as an entirety or substantially as an entirety, to any Person, PROVIDED THAT:

     (i) in case the Corporation shall consolidate with or merge into another corporation or convey, transfer or lease its properties and assets as, or substantially as, an entirety to any Person, the corporation formed by such consolidation or into which the Corporation is merged or the Person which acquires by conveyance, transfer, or lease the properties and assets of the Corporation, as, or substantially as, an entirety shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume, by an indenture supplemental thereto executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any), interest on and any Additional Amounts with respect to all the Debt Securities and the performance of every covenant of the Indenture on the part of the Corporation to be performed or observed;

     (ii) immediately after giving effect to such transaction, no Event of Default, or event which after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and

    (iii) the Corporation shall have delivered to the Trustee an Officers Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Indenture, Section 8.01)

    Upon compliance with such provisions by a successor corporation or Person, the Corporation would be relieved of its obligations and covenants under the Indenture and the Debt Securities. (Indenture, Section 8.02)

MODIFICATION, AMENDMENT AND WAIVER

    Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the Holders of a majority in principal amount of each series of Debt Securities to be affected if less than all series are to be affected by such modification; provided, however, that no such modification or amendment may, without the consent of the Holder of each debt security affected thereby:

    (a) change the Stated Maturity of the principal of, or any installment of interest on, any such Debt Security;

    (b) reduce the principal amount of, rate of interest on, or premium payable upon the redemption of, any such Debt Security;

    (c) change any place of payment where, or the currency in which, any Debt Security or the interest or any premium thereon is payable;

    (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or

    (e) reduce the percentage in principal amount of outstanding Debt Securities the consent of whose Holders is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Indenture, Section 9.02)

    The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of such series waive any past default under the Indenture and its consequences, except a default in the payment of the principal, premium, if any, or interest on any Debt Securities or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. (Indenture, Section 5.13)

EVENTS OF DEFAULT

    The following are "Events of Default" under the Indenture with respect to each series of Debt Securities:

    (a) default for more than 30 days in the payment of any interest on any Debt Security of such series;

    (b) default in the payment of principal of, or premium, if any, on, any Debt Security of such series at its Maturity;

    (c) default in the performance, or breach, of any other covenant of the Corporation in the Indenture for more than 60 days after written notice as provided in the Indenture;

    (d) default in the deposit of any sinking fund payment when and as due by the terms of a Debt Security of such series; and

    (e) certain events in bankruptcy, insolvency or reorganization in respect of the Corporation or any other Event of Default applicable to such series. (Indenture, Section 5.01)

    If an Event of Default with respect to all Debt Securities of any series occurs and is continuing, then and in such case (other than an Event of Default related to bankruptcy, insolvency or reorganization in respect of the Corporation, as specified in clause (e) above) the Trustee or the Holders of not less than 50% in aggregate principal amount of the outstanding Debt Securities of such series may, by a notice in writing to the Corporation (and to the Trustee if given by Holders), declare to be due and payable immediately the principal amount of all Debt Securities of such series. However, at any time after such a declaration of acceleration with respect to the Debt Securities of such series has been made, but before the Stated Maturity thereof, the Holders of a majority in principal amount of the outstanding Debt Securities of such series may, subject to certain conditions, rescind and annul such acceleration if all Events of Default with respect to the Debt Securities of such series, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. (Indenture, Section 5.02) For information as to waiver of defaults, see "Modification, Amendment and Waiver". If an Event of Default related to bankruptcy, insolvency or reorganization in respect of the Corporation, as specified in clause (e) above, occurs, the principal amount of all outstanding Debt Securities of each series will become due and payable without any declaration or other act on the part of the Trustee or the Holders.

    Subject to the duties of the Trustee, if an Event of Default with respect to the Debt Securities of any series occurs and is continuing, the Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Debt Securities of such series, unless such Holders offer to the Trustee indemnity satisfactory to it. (Indenture, Sections 6.01 and 6.03) Subject to such provision for indemnity, certain conditions and certain other rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Indenture, Section 5.12)

    No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such Holder has previously given to the Trustee written notice of a continuing Event of Default, and unless the Holders of at least 50% in principal amount of the outstanding Debt Securities of such series has made written request to the Trustee, and offered indemnity satisfactory to it, to institute such proceeding as Trustee, the Trustee has not received from the Holders of a majority in principal amount of the outstanding Debt Securities of such series a direction inconsistent with such request and the Trustee has failed to institute such proceeding within 60 days. (Indenture, Section 5.07) However, the Holder of any Debt Security of such series will have an absolute right to receive payment of the principal of (and premium, if any, on) and interest on such Debt Security on or after the respective Stated Maturities expressed in such Debt Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment. (Indenture, Section 5.08)

    The Indenture requires the Corporation to furnish to the Trustee annually a statement as to the absence of certain defaults under the Indenture. (Indenture, Section 10.05) The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except as to payment of principal or interest with respect to such Debt Securities) if it considers such withholding to be in the interest of the Holders of such Debt Securities. (Indenture, Section 6.02)

DEFEASANCE AND COVENANT DEFEASANCE

    The Indenture provides, if such provision is made applicable to the Debt Securities of any series, that the Corporation may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to compensate the Trustee, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("defeasance") or (b)(i) to be released from its obligations with respect to such Debt Securities under Sections 8.01 (consolidation, merger and sale of assets) and 10.05 (certificates of compliance) and (ii) that Section 5.01(c) (as to Sections 8.01 and 10.05, and as to subsections 5.01(e), 5.01(f) and 5.01(g) (if Section 5.01(g) is specified in the Prospectus Supplement), as described in the last clause of the first sentence under "Events of Default" above), shall not be deemed to be events of default under the Indenture with respect to such series (covenant defeasance), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    In the case of defeasance, the holders of the Debt Securities are entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, the Corporation has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (a) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. (Indenture, Article 13)

GOVERNING LAW

    The Indenture and the Debt Securities shall be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

    The Corporation from time to time borrows from, and maintains deposit accounts with, the Trustee.

    The Trustee is entitled to receive such compensation as is agreed to by the Corporation and reimbursement for all reasonable expenses and advances, and is indemnified by the Corporation against any and all loss, liability, damage, claim or expenses, except to the extent due to the Trustee's negligence or bad faith. The Trustee shall have a lien prior to the Debt Securities as to all property and funds held by it pursuant to the Indenture for any amount owing it pursuant to the foregoing sentence, other than with respect to funds held in trust for the benefit of the Holders of any particular series of Debt Securities. (Indenture, Section 6.07)

                              PLAN OF DISTRIBUTION

    The Debt Securities may be sold in any of the following ways: (1) through underwriters or dealers; (2) through agents; or (3) directly to one or more purchasers (through a specific bidding or auction process or otherwise).

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Corporation or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. If a dealer is utilized to sell the Debt Securities, the Corporation will sell such Debt Securities to the dealer as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at any time of resale.

    Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Corporation and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Corporation will be described, in the applicable Prospectus Supplement.

    Offers to purchase Debt Securities may be solicited directly and the sale thereof may be made directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto, including the terms of any bidding or auction process.

    If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Debt Securities from the Corporation at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for the solicitation of such contracts.

    Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

    Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation does not intend to apply for the listing of any series of Debt Securities on a national securities exchange. If the Debt Securities of any series are sold to or through underwriters, the underwriters may make a market in such Debt Securities, as permitted by applicable laws and regulations. No underwriter would be obligated, however, to make a market in such Debt Securities, and any such market-making could be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Debt Securities of any series.

    Certain of the underwriters, dealers or agents and their associates may be customers of, engage in transactions with, and perform services for, the Corporation in the ordinary course of business.

                                 LEGAL MATTERS

    Unless otherwise indicated in the Prospectus Supplement relating to an offering of Debt Securities, the legality of such Debt Securities will be passed upon for the Corporation by Jerry Kronenberg, Vice President, General Counsel and Secretary of the Corporation, and by counsel for any underwriters, dealers and agents.

                                    EXPERTS

    The consolidated financial statements of the Corporation and its consolidated subsidiaries (except the consolidated financial statements of Augat Inc. (a wholly-owned subsidiary of the Corporation since December 11, 1996) and subsidiaries as of December 29, 1996 and for each of the two years in the period ended December 29, 1996) as of December 28, 1997 and for each of the three years in the period ended December 28, 1997, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of the Corporation for year ended December 28, 1997 have been audited by KPMG LLP as stated in their report, which is incorporated herein by reference. The financial statements of Augat Inc. and subsidiaries as of December 29, 1996 and for each of the two years in the period ended December 29, 1996 (consolidated with those of the Corporation) have been audited by Deloitte & Touche LLP, as stated in their report which is incorporated herein by reference. Such financial statements of the Corporation and its consolidated subsidiaries have been so incorporated in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $150,000,000

                                     [LOGO]

                          MEDIUM-TERM NOTES, SERIES B
                               DUE NINE MONTHS OR
                            MORE FROM DATE OF ISSUE

                               -----------------

                             PROSPECTUS SUPPLEMENT
                               -----------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS

                               J.P. MORGAN & CO.

                           MORGAN STANLEY DEAN WITTER

                                FEBRUARY 5, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ISSUER: THOMAS & BETTS CORPORATION                    PRICING SUPPLEMENT # 1

        Medium Term Notes, Series B Due Nine Months from Date of Issue

                            ORIGINAL ISSUE INSTRUCTIONS


1.   Registered Owner/Taxpayer I.D. No . . . . . . . .      22-1326940
2.   Certificate No. (FXR - fixed, FLR - floating).. .      FXR
3.   CUSIP Number. . . . . . . . . . . . . . . . . . .      88431QAC0
4.   Principal Amount. . . . . . . . . . . . . . . . .      150,000,000
5.   Issue Price (% of principal). . . . . . . . . . .      100
6.   Trade Date. . . . . . . . . . . . . . . . . . . .      February 5, 1999
7.   Settlement/Original Issue Date. . . . . . . . . .      February 10, 1999
8.   Stated Maturity . . . . . . . . . . . . . . . . .      February 10, 2009
9.   Redemption date(s) and Prices (if any). . . . . .      N/A

10.  Fixed Rate Note Information:
     Interest Rate . . . . . . . . . . . . . . . . . .      6.39%
     Initial Interest Payment (Date/Amount). . . . . .      September 1, 1999/$5,351,625
     Ongoing Payments (Date/Amount). . . . . . . . . .      March 1 and September 1 of each year
     Final Interest Payment (Date/Amount). . . . . . .      February 10, 2009/$4,233,375

11. Floating Rate Note Information:
     Initial Interest Rate.. . . . . . . . . . . . . .      N/A
     Interest Rate Basis/Spread or Multiplier
     Interest Determination Dates.
     Initial Interest Payment (Date/Amount)
     Ongoing Payment Dates
     Record Dates
     Calculation Agent

12. Principal & Interest Payment Address . . . . . . .      N/A

13. Presenting Agents. . . . . . . . . . . . . . . . .      J.P. Morgan & Co.; Lehman Brothers, Inc.;

Merrill Lynch & Co.; and Morgan Stanley Dean Witter

14. Agents' DTC Participant Account No.. . . . . . . .      0060; 0636; 5132; 0050
15. Agents' Commission (%/Amount). . . . . . . . . . .      0.625%/ $937,500
16. Net Proceeds to Issuer . . . . . . . . . . . . . .      $149,062,500
17. Wire Instructions - Bank/ABA Number. . . . . . . .      Wachovia Bank of Georgia/053100494
            Account Number . . . . . . . . . . . . . .      8734-029577



By: /s/ Tom C. Oviatt                                       Date:    February 5, 1999
   ---------------------------------------------------
        TOM C. OVIATT / TREASURER